June 16, 2017
Lauren B. Prevost
VIA EDGAR	404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com

Mr. Tom Kluck

Legal Branch Chief, Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Re:	Mogul REIT II, Inc.
Amendment No. 1 to
Draft Offering Statement on Form 1‑A
Submitted May 8, 2017
CIK No. 0001699573

Dear Mr. Kluck:

On behalf of Mogul REIT II, Inc. (CIK No. 0001699573) (the “Company”), please find transmitted herewith the Company’s Confidential Submission No. 3 of its offering circular (“Submission No. 3”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

This letter is being submitted in response to comments of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated June 2, 2017. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the offering circular as revised and included in Submission No. 3 (the “Offering Circular”).

On behalf of the Company, we respond to the specific comments of the Commission as follows:

Management

Holdings of Shares of Our Common Stock, page 67

Comment No. 1:  We note your sponsor purchased 10,000 shares of your common stock. Please revise to clarify why these shares are not reflected in your financial statements.

Response:  The Company respectfully submits that its sponsor purchased 10,000 shares of the Company’s common stock on May 8, 2017. The audited financial statements in the revised offering statement submitted confidentially to the Commission on May 8, 2017 reflect the results of the Company’s operations and its cash flows for the period from January 13, 2017 (date of the Company’s formation) through January 18, 2017. As such, the sponsor’s purchase of 10,000 shares of the Company’s common stock is not reflected in such financial statements.

| 3343 Peachtree Road, NE | Atlanta, Georgia 30326 • Washington, DC • Raleigh-Durham • Savannah

Phone: 404.233.7000   |   www.mmmlaw.com

1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326

Atlanta   •   Washington, DC   •   Raleigh-Durham   •   Savannah

International Marketing Office:  Beijing

Morris, Manning & Martin, LLP

June 16, 2017

Prior Performance of our Sponsor

MogulREIT I, page 67

Comment No. 2:  Please disclose the aggregate dollar amount of the six assets that MogulREIT I purchased. Please see Item 8.A(1) of Industry Guide 5.

Response:  The Company has revised the Offering Circular to provide the aggregate dollar amount of the seven assets purchased by MogulREIT I, LLC (“MogulREIT I”).

Distributions, page 68

Comment No. 3:  Please revise to state whether any of the distributions were in excess of current and accumulated earnings or cash flow from operations.

Response:   The Company has revised the Offering Circular to provide that the distributions for MogulREIT I were fully covered by cash flow from operations.

Appendix A

Prior Performance Tables, page A‑1

Comment No. 4:  We note your response to comment 3. Please also provide the information required by Table II in Appendix II of Industry Guide 5 for MogulREIT I.

Response:  The Company has revised the Offering Circular to provide the information required by Table II of Industry Guide 5.

Exhibit 6.1

Comment No. 5:  We note Section 3.02(a)(vii), which suggests that the expenses of all on-site and off-site employees of an affiliate that are engaged in the operation, management, maintenance and leasing or access control of one of your assets is a reimbursable expense. Please tell us whether this provision obligates you to reimburse your manager or its affiliates for their employee costs if such employees are engaged in the operation, management, maintenance and leasing or access control of one of your assets. If so, please update your disclosure accordingly.

Response:  The Company has revised the Management Agreement to clarify that the Company will reimburse the manager or its affiliates for expenses incurred by their employees engaged in the operation, management, maintenance and leasing or access control of the Company’s assets but that such expenses do not include personnel costs, which are covered by the asset management fee.

Morris, Manning & Martin, LLP

June 16, 2017

* * * * *

Thank you for your consideration of the Company’s response to the Commission’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504‑7744.

Best regards,
MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc:	Ms. Jilliene Helman
Ms. Karen Fleck